[Letterhead of Wachtell, Lipton, Rosen & Katz]

Direct Dial: (212) 403-1309
Direct Fax: (212) 403-2309
E-Mail: DAKatz@wlrk.com

June 18, 2007

VIA EDGAR AND FEDERAL EXPRESS

Mr. Jim Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0005

Re:	Cardinal Health, Inc.
Form 10-K for fiscal year ended June 30, 2005
File Number 1-11373

Dear Mr. Rosenberg:

     On behalf of our client, Cardinal Health, Inc. (the “Company”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) that appeared in your letter, dated May 11, 2007, with respect to the filing referenced above.

     Prior to addressing the Staff’s comments, the Company notes that, in respect to the Staff’s comments, on June 15, 2007, it filed on EDGAR a Form 8-K/A (the “Form 8-K/A”) amending Item 7, Management’s Discussion and Analysis of Financial Conditions and Results of Operations, which was previously filed as Exhibit 99.01 to the Company’s Form 8-K dated April 26, 2007.  The Management’s Discussion and Analysis of Financial Conditions and Results of Operations contained in Exhibit 99.01 to the

Jim Rosenberg
U.S. Securities and Exchange Commission
June 18, 2007

Company’s Form 8-K dated April 26, 2007 is referred to as the “MD&A,” and the Management’s Discussion and Analysis of Financial Conditions and Results of Operations contained in Exhibit 99.01 to the Form 8-K/A is referred to as the “Revised MD&A.” We are providing supplementally to you six copies of the Form 8-K/A, along with a blackline copy of the Revised MD&A marked against the MD&A filed with the Form 8-K on April 26, 2007. All page references in the responses set forth below are to the clean copy of the Revised MD&A.

* * *

     For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.

“Proposed changes to the first and second paragraphs on page 38 of the FY06 Form 10-K”

1.	Regarding your disclosure in the second paragraph:

	·	We understand from your previous responses that some expenses such as “cost of the product” purchased from suppliers are tracked separately for bulk and non-bulk and therefore do not require an allocation. Please clarify the first sentence where you say that your systems “do not track segment expenses separately for bulk and non-bulk” to describe those expenses that did not require allocation.

Response: We respectfully note that the Staff’s understanding is incorrect. The Company tracks revenue by bulk and non-bulk customers in its financial systems. The Company’s financial systems, however, do not track segment expenses separately for bulk and non-bulk customers due to combined operational, purchasing, selling and administrative support functions.

In the Company’s response dated June 12, 2006 to comment number 1(b) to the Staff’s comment letter dated April 21, 2006, the Company stated, in relevant part, the following (emphasis added):

“The Company is unable to specifically quantify profit margin or gross margin on bulk transactions, since the Company’s financial systems do not track cost of sales or profitability information at this level. The Company does track the cost of product, but it does not track other components of gross margin (fee-for-service income, inflation, cash discounts, and rebates) on bulk transactions. However, in an attempt to better understand the profitability and business trends, the Company has developed a quarterly profitability

Jim Rosenberg
U.S. Securities and Exchange Commission
June 18, 2007

analysis of bulk and non-bulk transactions based upon a very high level, general allocation of margins and expenses.”

The “cost of product” referenced in the excerpt above is typically the manufacturer’s wholesale acquisition cost or the manufacturer’s contracted price of the relevant product at the time the product is sold by the Company. It is used as a basis to determine the sales price to the customer.

·	Describe the nature of each category of segment expenses that were allocated and the method you used to allocate between bulk and non-bulk.

Response: Reference is made to the disclosure in footnote 1 on page 9 of the Revised MD&A.

·	Refer to the sentence “Because of the uncertainty inherent in such estimates and allocations . . .” As we discussed in our May 8, 2007 telephone conference, because the terms segment profit and bulk and non-bulk customers are defined by Cardinal, it does not appear appropriate to include this sentence. We reemphasize that we are relying on management to determine the most appropriate way to discuss and analyze costs associated with bulk and non-bulk revenues and note that other alternative presentations are possible. If Cardinal management does not believe that the presentation of segment profit bulk and non-bulk proposed in your May 4, 2007 letter is materially correct, we would expect management to propose an alternative presentation.

Response: The Company has deleted the relevant sentence.

·	Present the quantified information that you propose for each financial statement year covered by your MD&A. Discuss the reasons for both the changes in the dollar amounts and as a percentage of revenue from year to year. Refer to comment 4 below for our thoughts on the content of your discussion of these changes from year to year.

Response: Reference is made to the table on page 9 for presentation of quantified information and the additional disclosure on pages 9 and 10 of the Revised MD&A provided in response to the Staff’s comments.

2.	Please clarify in the fourth sentence of the third paragraph beginning “Distribution service agreements...” to indicate whether each of the

Jim Rosenberg
U.S. Securities and Exchange Commission
June 18, 2007

items listed relates to a cost of products sold and to clarify why each is “lower as a percentage of revenue” for bulk customers.

Response: Reference is made to the 1st full paragraph of the disclosure on page 10 of the Revised MD&A for the additional disclosure provided in response to the Staff’s comments.

3. Please clarify to what “Healthcare Supply Chain Services –Pharmaceutical” in the fourth paragraph refers.

Response: As disclosed in the Revised MD&A, effective the first quarter of fiscal 2007, the Company began reporting its financial information in Healthcare Supply Chain Services – Pharmaceutical segment. This segment was previously known as the Pharmaceutical Distribution and Provider Services segment.

“Proposed changes to first through third full paragraphs on page 43 of FY06 Form 10-K”

4.	The following comment was included as comment number 4 in our October 16, 2006 letter:

“We also have the following observations concerning your results of operations discussion in the MD&A of your June 30, 2006 Form 10-K. Without regard to your disclosures about revenue from bulk customers, revise your results of operations discussion:

	·	To explain changes in each line item from your consolidated statement of earnings. It appears that you have not discussed consolidated cost of products sold and gross margin.

	·	To quantify each factor that you attribute to a change in a line item when you attribute more than one reason for the change. By way of example, on page 43 in your explanation of PDPS operating earnings where you say that “operating earnings benefited from the following,” you should quantify the affect that each of the five bullets listed had.

	·	To identify and quantify the underlying causes of the intermediate effects you describe. For example, in the example in the previous bullet, explain what caused strong earnings from generic products.”

Jim Rosenberg
U.S. Securities and Exchange Commission
June 18, 2007

Response: Reference is made to the Revised MD&A where the Company has provided additional disclosure in response to the Staff’s comments.

We continue to believe that this comment applies throughout your MD&A of your June 30, 2006 Form 10-K as originally filed as well as to the May 3, 2007 draft of proposed revisions. In addition, your results of operations discussion should be revised to discuss with specificity the reasonably likely expected future effects of the underlying causes for each change, including explicitly identifying any known trends, events, demands, commitments or uncertainties. We highly encourage you, in your re-drafting of MD&A, to closely consider the guidance in Interpretive Release 33-8350 effective December 29, 2003 particularly sections III.B.3 and 4. regarding focus on a) material trends and uncertainties and b) analysis.

Response: Reference is made to the Revised MD&A where the Company has provided additional disclosure in response to the Staff’s comments.

* * * *

Jim Rosenberg
U.S. Securities and Exchange Commission
June 18, 2007

     Should you have any questions or comments regarding the foregoing, please contact the undersigned at (212) 403-1309 or Brian Lane at (202) 887-3646. If it would be of assistance to the Staff, Jeffrey W. Henderson, the Company’s Chief Financial Officer, is available to answer any questions or address any issues that may arise during the Staff’s review of the Revised MD&A.

Very truly yours,
/s/ David A. Katz
David A. Katz

Enclosures

cc:	Lisa Vanjoske
U.S. Securities and Exchange Commission

Ivan K. Fong
Jeffrey W. Henderson
Cardinal Health, Inc.

Brian Lane
Gibson, Dunn & Crutcher